Pete's General, LLC

Profit and Loss

January - August, 2025

	TOTAL
Income	
Sales	
Sales - Catering	4,308.50
Sales - Events	2,920.00
Sales - Square	2,301,002.63
Discounts	-27,688.60
Total Sales - Square	**2,273,314.03**
Sales - Stripe	23,738.83
Sales - Uber/DoorDash	141,518.62
Sales - Wholesale	11,966.54
Too Good To Go	7,146.73
Total Sales	**2,464,913.25**
Total Income	**$2,464,913.25**
Cost of Goods Sold	
COGS - Food	657,375.71
COGS - Merchandise	9,779.16
Total Cost of Goods Sold	**$667,154.87**
GROSS PROFIT	**$1,797,758.38**
Expenses	
Advertising & Marketing	10,786.99
Bank Charges & Merchant Fees	30,205.48
Car & Truck	12,288.55
Cleaning	16,548.61
Contractors	62.71
Dues & Software Subscriptions	30,775.93
Equipment & Furnishings - De Minimis	14,639.82
Insurance	17,248.78
Interest Paid	20,417.72
Job Supplies	82,582.68
Legal & Professional Services	5,774.15
Meals & Entertainment	990.57
Office Expense	9,608.27
Parking & Tolls	155.50
Payroll Expenses	
Employee Benefits	32,627.04
Taxes	77,962.68
Wages	751,391.68
Total Payroll Expenses	**861,981.40**
Printing	622.53
Rent & Lease	216,257.48
Repairs & Maintenance	65,229.65

Pete's General, LLC

Profit and Loss
January - August, 2025

	TOTAL
Square Fees	97,273.55
Taxes & Licenses	3,335.10
Travel	2,035.72
Uncategorized Expense	1,068.65
Utilities	44,079.33
Total Expenses	**$1,543,969.17**
NET OPERATING INCOME	**$253,789.21**
Other Income	
Grant	10,000.00
Rebate	500.00
Total Other Income	**$10,500.00**
Other Expenses	
Loan Origination Fee	7,500.00
Penalties	2,879.91
Total Other Expenses	**$10,379.91**
NET OTHER INCOME	**$120.09**
NET INCOME	**$253,909.30**

Pete's General, LLC

Balance Sheet

As of August 31, 2025

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Fundamentals YBOR - 5791	0.00
Business Advantage Chk - 3812	47,449.66
Cash Clearing	24,082.83
Cash on Hand	33,290.42
Square Savings Ybor	88,993.64
Total Bank Accounts	**$193,816.55**
Other Current Assets	
Due from Other	79,683.49
Due from Square	44,376.66
Inventory	5,000.00
Inventory Asset	0.00
Security Deposit (Gulfport)	9,625.00
Undeposited Funds	0.00
Total Other Current Assets	**$138,685.15**
Total Current Assets	**$332,501.70**
Fixed Assets	
Accumulated Depreciation	-82,983.64
Back Pick Up Hood	4,000.00
Furniture & Fixtures	7,942.40
Leasehold Improvements	70,788.50
Machinery & Equipment	57,015.21
Bagel Kettle	9,078.00
Coffee Set Up	23,006.00
Espresso Machines	18,174.70
Oven Gulfport	13,771.70
Ventless Hood	22,837.95
Walk-In Refrigerator	7,593.79
Total Machinery & Equipment	**151,477.35**
Seymour's Purchase	77,578.30
Turbochef Oven & Fridge	20,643.31
Van	21,264.55
Total Fixed Assets	**$270,710.77**
Other Assets	
Security Deposit (3rd Location)	18,993.38
Total Other Assets	**$18,993.38**
TOTAL ASSETS	**$622,205.85**

Pete's General, LLC

Balance Sheet

As of August 31, 2025

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Ybor Business Adv Unlimited Cash Rewards - 3936	24,074.45
Total Credit Cards	**$24,074.45**
Other Current Liabilities	
Fundomate Technologies Loan	0.00
Fundomate Technologies Loan 2 (120k)	0.00
Fundomate Technologies Loan 3 (50k)	0.00
Fundomate Technologies Loan 4 (170K)	-37,625.00
Fundomate Technologies Loan 5 (75k)	25,009.40
Gift Card Outstanding	1,160.68
Intuit Loan	26,065.91
Intuit Ybor Loan	0.00
Payroll Tax Payable	-22,956.64
Square Sales Tax Payable	36,544.36
Tips	-4,558.11
YBOR Sales Tax Payable	0.00
Total Other Current Liabilities	**$23,640.60**
Total Current Liabilities	**$47,715.05**
Long-Term Liabilities	
EIDL	180,500.00
Notes Payable - Seymour's Square	39,587.75
Notes Payable - Square	0.00
Notes Payable - YBOR Square	116,272.74
SBA Loan	338,900.00
Van Note Payable	16,802.47
Total Long-Term Liabilities	**$692,062.96**
Total Liabilities	**$739,778.01**
Equity	
Owner's Draw	-564,651.93
Owner's Investment	186,527.03
Retained Earnings	6,643.44
Net Income	253,909.30
Total Equity	**$ -117,572.16**
TOTAL LIABILITIES AND EQUITY	**$622,205.85**

Statement of Cash Flows

Pete's General, LLC
January 1-August 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	253,909.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from Other	-41,746.48
Due from Square	-41,875.10
Fundomate Technologies Loan 2 (120k)	-2,250.00
Fundomate Technologies Loan 3 (50k)	-6,562.50
Fundomate Technologies Loan 4 (170K)	-205,961.53
Fundomate Technologies Loan 5 (75k)	25,009.40
Gift Card Outstanding	-3,471.58
Intuit Loan	-73,934.09
Payroll Tax Payable	-5,426.13
Security Deposit (Gulfport)	-9,625.00
Square Sales Tax Payable	22,535.31
Tips	-27,120.61
Ybor Business Adv Unlimited Cash Rewards - 3936	-2,046.05
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$372,474.36**
Net cash provided by operating activities	**-$118,565.06**
INVESTING ACTIVITIES	
Leasehold Improvements	-21,275.86
Machinery & Equipment	-20,000.00
Seymour's Purchase	-77,578.30
Turbochef Oven & Fridge	-20,643.31
Net cash provided by investing activities	**-$139,497.47**
FINANCING ACTIVITIES	
Notes Payable - Seymour's Square	39,587.75
Notes Payable - Square	-111,693.73
Notes Payable - YBOR Square	68,613.22
Owner's Draw	-137,769.78
SBA Loan	338,900.00
Van Note Payable	-565.30
Net cash provided by financing activities	**$197,072.16**
NET CASH INCREASE FOR PERIOD	**-$60,990.37**
Cash at beginning of period	**$254,806.92**
CASH AT END OF PERIOD	**$193,816.55**